Exhibit 4.9

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made as of the 9th day of September, 2004, between Howard Bank (the “Bank” or “Employer”), a Maryland-chartered trust Company, and George C. Coffman, a resident of the State of Maryland (the “Employee”).

RECITALS:

The Employer desires to employ the Employee as an Executive Vice President and Chief Financial Officer of the Employer and the Employee desires to accept such employment.

In consideration of the above premises and the mutual agreements hereinafter set forth, the parties hereby agree as follows:

1.          DEFINITIONS. Whenever used in this Agreement, the following terms and their variant forms will have the meaning set forth below:

1.1           “Agreement” means this Agreement and any exhibits incorporated herein together with any amendments hereto made in the manner described in this Agreement.

1.2           “Affiliate” means any business entity, which controls the Employer, is controlled by or is under common control with the Employer.

1.3           “Area” means the geographic area within a radius of 20 miles of any office or facility maintained by the Employer from time to time. It is the express intent of the parties that the Area as defined herein is the area where the Employee performs or performed services on behalf of the Employer under this Agreement as of, or within a reasonable time prior to, the termination of the Employee's employment hereunder.

1.4           “Board” means the board of directors of the Bank.

1.5           “Business of the Employer” means the business conducted by the Employer.

1.6           “Cause” means, any of the following events or conduct preceding a termination of employment initiated by the Employer:

  (a)          any act that constitutes, in the reasonable judgment of the Board after consultation with legal counsel, fraud or dishonesty toward the Employer; toward any employee, officer or director of the Employer or toward any person doing business with the Employer on the part of the Employee;

  (b)          the conviction of the Employee of a felony or crime involving moral turpitude;

  (c)          the Employee's entering into any transaction or contractual relationship (other than this Agreement) with, or diversion of business opportunity from, the Employer (other than on behalf of the Employer or with the prior written consent of the Board); provided, however, such conduct will not constitute Cause unless the Board delivers to the Employee written notice setting forth (1) the conduct deemed to qualify as Cause, (2) reasonable remedial action that might remedy such objection, and (3) a reasonable time (not less than thirty (30) days) within which the Employee may take such remedial action, and the Employee has not taken the specified remedial action with the specified reasonable time;

  (d)          the Employee breaches the covenants contained in Sections 5, 6, 7 or 8 hereof;

  (e)          conduct by the Employee that results in removal of Employee as an officer or employee of the Employer pursuant to a written order by any regulatory agency with authority or jurisdiction over the Employer.

1.7           “Company Information” means Confidential Information and Trade Secrets.

1.8           “Confidential Information” means data and information relating to the business of the Employer (which does not rise to the status of a Trade Secret) which is or has been disclosed to the Employee or of which the Employee became aware as a consequence of or through the Employee's relationship to the Employer and which has value to the Employer and is not generally known to its competitors. Confidential Information does not include any data or information that has been voluntarily disclosed to the public by the Employer (except where such public disclosure has been made by the Employee without authorization) or that has been independently developed and disclosed by others, or that otherwise enters the public domain through lawful means.

1.9           “Change in Control” means the first to occur of any one of the following events but excluding the initial capitalization of the Bank and a “Reorganization” as defined in Section 22 of this Agreement;

  (a)          the acquisition by any person, persons acting in concert or by an entity of the then outstanding voting securities of either the Bank or the Company, if, after the transaction, the acquiring person, or entity owns, controls or holds with power to vote twenty-five percent (25%) or more of any class of voting securities of the Bank or the Company, as the case may be, or such other transaction as may be described under 12 C.F.R. Section 225.41(b)(1) or any successor thereto;

  (b)          within any twelve-month period (beginning on or after the Effective Date) the persons who were directors of either the Bank or the Company immediately before the beginning of such twelve-month period (the “Incumbent Directors”) cease to constitute at least a majority of such board of directors; provided that any director who was not a director as of the Effective Date will be deemed to be an Incumbent Director if that director was elected to such board of directors by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors;

2

  (c)          the approval by the stockholders of either the Bank or the Company of a reorganization, merger or consolidation, with respect to which those persons who were the stockholders of either the Bank or the Company, as the case may be, immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than fifty percent (50%) of the combined voting power entitled to vote in the election of directors of the reorganized, merged or consolidated entities; or

  (d)          the sale, transfer or assignment of all or substantially all of the assets of the Company or the Bank to any third party.

1.10         “Effective Date” means September 9, 2004.

1.11         “Good Reason” means, any of the following events or conduct preceding a termination of employment initiated by the Employee:

   (a)          a material diminution in the powers, responsibilities or duties of the Employee hereunder or a material change as to whom Employee reports which in the case of Employee is the President and Chief Executive Officer;

  (b)          the failure of the Board to elect the Employee as the Executive Vice President and Chief Financial Officer of the Bank and Executive Vice President of the Company;

  (c)          a material breach of the terms of this Agreement by the Employer;

  (d)          a change in the location of the principal office of Employee more than twenty (20) miles from its existing location.

provided, however, that no termination of employment which is triggered by any conduct or event described in this Section 1.11 shall constitute a termination of employment for Good Reason unless the Employee has first provided the Employer with the opportunity to cure the event or conduct by giving the Employer a written notice describing in sufficient detail the Employee's belief that a Good Reason exists and the Employee defers resigning until the expiration of a thirty (30) day cure period, beginning with the date such notice is received by the Employer.

1.12         “Permanent Disability” means the total inability of the Employee to perform the Employee's duties under this Agreement for a period of one hundred and eighty (180) consecutive days as certified by a physician chosen by the Employer and reasonably acceptable to the Employee.

1.13         “Trade Secrets” means information including, but not limited to, technical or nontechnical data, formulas, patterns, compilations, programs, devices, methods, techniques, drawings, processes, financial data, financial plans, product plans or lists of actual or potential customers or suppliers which:

  (a)          derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and

3

(b)          is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

1.14        “Company” means any entity that, on or after the Effective Date, controls the Bank.

2.	DUTIES.

2.1          The Employee is employed as the Executive Vice President and Chief Financial Officer of the Bank, subject to the direction of the President, must perform and discharge well and faithfully the duties which may be assigned to Employee from time to time by the Employer in connection with the conduct of its business. The duties and responsibilities of the Employee are set forth on Exhibit A attached hereto.

2.2          In addition to the duties and responsibilities specifically assigned to the Employee pursuant to Section 2.1 hereof, the Employee must:

(a)          devote substantially all of the Employee's time, energy and skill during regular business hours to the performance of the duties of the Employee's employment (reasonable vacations and reasonable absences due to illness excepted) and faithfully and industriously perform such duties;

(b)          diligently follow and implement all management policies and decisions communicated to Employee by the Board; and

(c)          timely prepare and forward to the Board all reports and accounting as may be requested of the Employee.

2.3         The Employee must devote the Employee's entire business, time, attention and energies to the Business of the Employer and must not during the Term of this Agreement be engaged (whether or not during normal business hours) in any other business or professional activity, whether or not such activity is pursued for gain, profit or other pecuniary advantage; but this will not be construed as preventing the Employee from:

(a)          investing the Employee's personal assets in businesses which are not in competition with the Business of the Employer and which will not require any services on the part of the Employee in their operation or affairs and in which the Employee's participation is solely that of an investor;

(b)          purchasing securities in any corporation whose securities are regularly traded provided that such purchase will not result in Employee collectively owning beneficially at any time five percent (5%) or more of the equity securities of any business in competition with the Business of the Employer; and

4

(c)          participating in civic and professional affairs and organizations and conferences, preparing or publishing papers or books or teaching so long as the Board approves of such activities prior to the Employee's engaging in them.

3.	TERM AND TERMINATION.

3.1          Term. The term of this Agreement will initially be set at three (3) years commencing on the Effective Date. Commencing on the first anniversary of the Effective Date and continuing on each anniversary date thereafter (in each case the “Anniversary Date”), this Agreement shall renew for an additional year such that the remaining term shall be three (3) years unless written notice of non- renewal is provided to Employee at least ten (10) and not more than (30) days prior to such Anniversary Date. Prior to each notice period for non-renewal, the disinterested members of the Board (or a committee comprised solely of disinterested members) will conduct a comprehensive performance evaluation and review of the Employee for purposes of determining whether to extend the Agreement, and the results thereof shall be included in the minutes of the Board’s meeting (as so calculated, the “Term”).

3.2         Termination. The employment of the Employee under this Agreement may be terminated prior to the expiration of the Term only as follows, subject to the conditions set forth below:

3.2.1        By the Employer:

(a)          for Cause at any time, upon written notice to the Employee, including the notice provided for in Section 1.6(c), in which event the Employer will have no further obligation to the Employee except for the payment of any amounts due and owing under Section 4 on the effective date of the termination; or

(b)          without Cause or upon the Permanent Disability of Employee at any time, upon written notice to the Employee, in which event the Employer will be required to make the termination payments under Section 3.7.

3.2.2        By the Employee:

(a)          for Good Reason at any time after notice as provided in Section 1.11, in which event the Employer will be required to make the termination payments under Section 3.7; or

(b)          without Good Reason or upon the Permanent Disability of the Employee, in which event the Employer will have no further obligation to the Employee except for payment of any amounts due and owing under Section 4 on the effective date of the termination.

5

3.2.3       By the Employee:

(a) within twelve (12) months following a Change in Control; provided that the Employee gives at least thirty (30) days' prior written notice to the Employer of the Employee's intention to terminate this Agreement with such resignation to be effective immediately at the end of such thirty (30) day period, in which event the Employer will be required to make a termination payment under Section 3.7; or

3.2.4        At any time upon mutual, written agreement of the parties, in which event the Employer will have no further obligation to the Employee except for the payment of any amounts due and owing under Section 4 on the effective date of termination unless otherwise set forth in the written agreement.

3.2.5        Immediately upon the Employee's death, in which event the Employer will have no further obligation to the Employee except for the payment of any amounts due and owing under Section 4 on the effective date of termination.

3.3           Effect of Termination. Termination of the employment of the Employee pursuant to Section 3.2 will be without prejudice to any right or claim, which may have previously accrued to either the Employer or the Employee hereunder and will not terminate, alter, supersede or otherwise affect the terms and covenants and the rights and duties prescribed in this Agreement.

3.4           Suspension With Pay. Nothing contained herein will preclude the Employer from releasing the Employee of the Employee's normal duties and suspending Employee, with pay, during the pendency of any investigation or examination to determine whether or not Cause exists for termination of employee.

3.5           Suspension Without Pay. If Employee is suspended and/or temporarily prohibited from participating in the conduct of the Employer's affairs by a notice served under Section 8(e)(3) or (g)(1) of the Federal Deposit Insurance Act, the Employer's obligations under this Agreement will be suspended as of the date of service thereof, unless stayed by appropriate proceedings. If the charges in such notice are dismissed, the Employer may in its discretion:

 (a)          pay Employee all or part of the compensation withheld while its contract obligations were suspended; and/or

 (b)          reinstate (in whole or in part) any of its obligations, which were suspended.

3.6           Other Regulatory Requirements. If the Bank is in default, as defined in Section (3)(x)(1) of the Federal Deposit Insurance Act, all obligations under this Agreement will terminate as of the date of such default, but no vested rights of the Employee will be affected. Further, all obligations under this Agreement will be terminated, except, to the extent determined that continuation of the Agreement is necessary for the continued operation of the Bank:

6

(a)          by the Director (the “Director”) of the Federal Deposit Insurance Corporation (“FDIC”) or his or her designee, at the time the FDIC enters into an agreement to provide assistance to or on behalf of the Bank under the authority of the Federal Deposit Insurance Act; or

(b)          by the Director or his or her designee, at the time the Director or his or her designee approves a supervisory merger to resolve problems relating to the operation of the Bank or when the Bank is determined by the Director to be in an unsafe or unsound condition.

3.7           Termination Payments.   In the event and only in the event this Agreement is terminated by the Employer pursuant to Section 3.2.1(b) or by the Employee pursuant to Section 3.2.2(a) and a Change in Control has not occurred, immediately following the effective date of such termination, and continuing thereafter on the normal payroll dates of Employer, the Employer will pay to the Employee as severance pay and liquidated damages an amount equal to the then current Base Salary plus all benefits then received by Employee for a period equal to the remaining Term plus any Incentive Compensation that may have accrued in the calendar year in which Employee was terminated. Additionally in such event, all of Employee’s stock awards and stock options shall immediately vest. In the event and only in the event this Agreement is terminated by the Employer pursuant to Section 3.1 and a Change in Control has not occurred, then commencing with the first payroll date immediately following, the Employer will pay to the Employee as severance pay and liquidated damages an amount equal to fifty percent (50%) of Employee's Base Salary for the immediately preceding 12 month period payable, at the option of Employee, either in a lump sum or in six (6) equal monthly installments. Employer will also provide to Employee benefits substantially similar to those received by Employee prior to the effective date of a termination under Section 3.1 for six (6) months after the effective date of such termination. In the event and only in the event a Change in Control has occurred and this Agreement is terminated by Employer or by Employee pursuant to Section 3.2.3, the Employee shall be entitled to a lump sum payment equal to the sum of (a) to the excess of (i) 2.99 times Employee’s Average Annual Compensation over (ii) the aggregate present value, as determined for federal income tax purposes, of all other payments to the Employee in the nature of compensation that are treated for federal income tax purposes as contingent on the Change in Control plus (b) an annual bonus equal to the greater of target or actual bonus for the year in which employment terminates, pro-rated for the months elapsed in the annual bonus period at the time employment terminates and shall be paid such lump sum payment by Employer within ten (10) days of the effective date of termination of this Agreement. As used herein, the term “Average Annual Compensation” means the Employee’s average annual taxable compensation paid by the Employer during the most recent five (5) taxable years ending before the date the Change in Control occurs (or such portion of such period during which the Employee was employed by the Employer. In addition to the termination payments provided in this Section 3.7, in the event and only in the event a Change in Control has occurred and this Agreement is terminated by Employer or by Employee pursuant to Section 3.2.3: (a) all of Employee’s stock awards shall immediately vest; (b) all of Employee’s unexercised stock options shall become immediately exercisable and (c) Employer shall continue Employee’s medical coverage for up to two years at the same level as available to employees of the Employer.

7

3.8          Calculation of Payment Amount.

(a)          Certain Adjustments of Payment Amount. If it is determined that any payment or distribution by the Employer to or for the benefit of the Employee (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) is subject to the limitations of section 280G of the Internal Revenue Code (the “Code”) (a “Parachute Payment”), the following provisions will apply:

(i)          If the aggregate present value of Parachute Payments is less than or equal to the 280G limit, then no adjustment to the amount of such Parachute Payments shall be made.

(ii)         If the aggregate present value of Parachute Payments is greater than the 280G limit, but equal to or less than 110% of the 280G limit, such Parachute Payments shall be reduced to an amount, the present value of which maximizes the aggregate present value of Parachute Payments without causing such Parachute Payments to exceed the 280G limit.

(iii)        If the aggregate present value of Parachute Payments is greater than 110% of the 280G limit, the Employee shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by the Employee of all taxes (including any interest or penalties imposed with respect to such taxes), including any excise tax imposed by Code section 4999 or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”) imposed upon the Gross-Up Payment, the Employee retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Parachute Payments.

For purposes of this Section 3.8, “present value” shall be determined in accordance with Code section 280G(d)(4), and the “280G limit” is the amount that can be paid under this Agreement or otherwise without causing any amount to be nondeductible under Code section 280G or subject to excise tax under section 4999.

(b)          Determinations made by Accounting Firm. All determinations required to be made under Section 3.8(a), including the aggregate present value of Parachute Payments, whether a reduction is required under Section 3.8a(ii) and the amount of such reduction, and whether a Gross-Up Payment is required under Section 3.8(a)(iii) and the amount of such Gross-Up Payment, shall be made by a nationally recognized accounting firm selected by the Employer (the “Accounting Firm”). The Accounting Firm shall provide detailed supporting calculations both to the Employer and the Employee within 15 business days after the Employee’s termination of employment. The initial Gross-Up Payment, if any, as determined pursuant to Section 3.8(a)(iii), shall be paid to the Employee within 15 days after the receipt of the Accounting Firm’s determination. The Accounting Firm shall furnish the Employee with an opinion that he or she has substantial authority to complete and file his or her Federal income tax return in a manner consistent with the Accounting Firm’s determination of the appropriate amount of Parachute Payments reportable by the Employee and of the appropriate amount of Excise Tax required to be paid, if any. Any determination by the Accounting Firm shall be binding upon the Employer and the Employee.

8

(c)          Special Rules Applicable to Reduction of Payments. The Employee shall determine which and how much of the Parachute Payments shall be reduced consistent with the requirements of Section 3.8(a)(ii), provided that, if the Employee does not make such determination within 10 business days after the receipt of the calculations made by the Accounting Firm, the Employer shall elect which and how much of the Parachute Payments shall be eliminated or reduced consistent with the requirements of Section 3.8(a)(ii) and shall notify the Employee promptly of such election.

(d)          Special Rules Applicable to Gross-Up Payments. The Employee shall notify the Employer in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Employer of the Gross-Up Payment. Such notification shall be given as soon as practicable but not later than ten business days after the Employee knows of such claim and shall apprise the Employer of the nature of such claim and the date on which such claim is requested to be paid. The Employee shall not pay such claim prior to the expiration of the thirty-day period following the date on which it gives such notice to the Employer (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Employer notifies the Employee in writing prior to the expiration of such period that it desires to contest such claim, the Employee shall:

(i)          give the Employer any information reasonably requested by the Employer relating to such claim,

(ii)         take such action in connection with contesting such claim as the Employer shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Employer,

(iii)        cooperate with the Employer in good faith in order effectively to contest such claim,

(iv)        permit the Employer to participate in any proceedings relating to such claim,

9

provided, however, that the Employer shall bear and pay directly all costs and expenses (including interest and penalties) incurred in connection with such contest and shall indemnify and hold the Employee harmless, on an after-tax basis, for any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 3.8(d), the Employer shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Employee to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Employee agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Employer shall determine; provided, however, that if the Employer directs the Employee to pay such claim and sue for a refund, the Employer shall advance the amount of such payment to the Employee, on an interest-free basis, and shall indemnify and hold the Employee harmless, on an after-tax basis, from any Excise Tax or income tax, including interest or penalties with respect thereto, imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statue of limitations relating to payment of taxes for the taxable year of the Employee with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Employer’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Employee shall be entitled to settle or contest, as the case may be, and other issue raised by the Internal Revenue Service or any other taxing authority.

If, after receipt by the Employee of an amount advanced by the Employer pursuant to this Section 3.8(d), the Employee becomes entitled to receive any refund with respect to such claim, the Employee shall (subject to the Employer’s complying with the requirements of this Section 3.8(d) promptly pay to the Employer the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Employee of an amount advanced by the Employer pursuant to this Section 3.8(d), a determination is made that the Employee shall be entitled to any refund with respect to such claim and the Employer does not notify the Employee in writing of its intent to contest such denial of refund prior to the expiration of thirty days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

If the Employer exhausts its remedies pursuant to this Section 3.8(d) and the Employee thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Gross-Up Payment that the Employer should have made (“Gross-Up Deficiency”). The amount of any such Gross-Up Deficiency shall be promptly paid by the Employer to or for the benefit of the Employee. To the extent that any Gross-Up Deficiency arises in the context of a Parachute Payment that was determined pursuant to Section 3.8(a)(ii), and therefore reduced to the 280G limit, when in fact, the amount of such Parachute Payment should have been determined under Section 3.8(a)(iii), the amount of any Gross-Up Deficiency shall include the additional Parachute Payment due as a result of the calculation of the amount under Section 3.8(a)(iii).

(e)          Overpayments/Underpayments. As a result of the uncertainty in the application of Code section 280G at the time of the initial determination by the Accounting Firm hereunder, it is possible that the Parachute Payments will have been made by the Employer which should not have been made (“Overpayment”), or that additional Parachute Payments which will not have been made by the Employer could have been made (“Underpayment”), in each case consistent with the calculations required to be made hereunder. Overpayments and Underpayments arising in connection with Parachute Payments appropriately determined pursuant to Section 3.8(a)(i) or Section 3.8(a)(ii) are governed by this Section 3.8(e). Any Overpayment or Underpayment arising in connection with a Parachute Payment that is appropriately determined pursuant to Section 3.8(a)(iii) are governed by the provisions of Section 3.8(d).

10

(i)          Overpayments. The provisions of this subparagraph (i) apply in connection with a Parachute Payment that is appropriately determined pursuant to Section 3.8(a)(ii). If the Accounting Firm, based upon the assertion of a deficiency by the Internal Revenue Service against the Employee which the Accounting Firm believes has a high probability of success, determines that an Overpayment has been made, any such Overpayment paid or distributed by the Employer to or for the benefit of the Employee shall be treated for all purposes as a loan ab initio to the Employee which the Employee shall repay to the Employer together with interest at the applicable federal rate provided for in Code section 7872(f)(2); provided, however, that no such loan shall be deemed to have been made and no amount shall be payable by the Employee to the Employer if and to the extent such deemed loan and payment would not either reduce the amount on which the Employee is subject to tax under Code sections 1 and 4999 or generate a refund of such taxes.

(ii)         Underpayments. The provisions of this subparagraph (ii) apply in connection with a Parachute Payment that is appropriately determined pursuant to Section 3.8(a)(i) or Section 3.8(a)(ii). If the Accounting Firm, based upon controlling precedent or other substantial authority, determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Employer to or for the benefit of the Employee, together with interest at the applicable federal rate provided for in Code section 7872(f)(2).

4.	COMPENSATION AND BENEFITS.

4.1          Compensation. The Employee will receive the following salary and benefits:

(a)          Base Salary. During the Term, the Employee will receive a base salary at the rate of $125,000 per annum, payable in substantially equal installments in accordance with the Bank's regular payroll practices (“Base Salary”). The Employee's Base Salary will be reviewed by the Board annually, and the Employee will be entitled to receive annually an increase in such amount, if any, as may be determined by the Board.

(b)          Incentive Compensation.

(i)          In addition to Employee's Base Salary under Section 4.1(a), the Employer may pay the Employee a bonus as determined each year by the Board.

11

(ii)          As of the Effective Date, the Bank will cause the Company to grant to Employee options, exercisable at $20.00 per share, to purchase shares equal to 1.25 % of shares of the Bank outstanding on the date the Bank receives deposit insurance from the FDIC. The options will vest as follows: one third on the first Anniversary Date of this Agreement; one third on the second Anniversary Date of this Agreement and one third on the third Anniversary Date of this Agreement. If, during the Term of this Agreement the Bank issues shares of stock in addition to the amount of shares outstanding on the date the Bank receives FDIC deposit insurance, the amount of options shall be adjusted so that Employee will maintain options to purchase shares equal to 1.25% of the outstanding shares of the Bank. The options granted under this Section 4.1 (b) (ii) must be exercised within ten (10) years of the Effective Date. If the Bank's state or primary federal regulator determines that the Bank's capital fails to meet the then-current federal or state minimum capital requirements, then the Bank's primary federal regulator may require Employee to exercise or forfeit the stock options described in this Section 4.1(b).

(iii)        The Employee will also be entitled to participate in such other bonus, incentive and other executive compensation programs as are made available to senior management of the Employer from time to time.

The bonus amounts and options to the Employee is entitled pursuant to this Section 4.1(b) are referred to herein as “Incentive Compensation”.

4.2           Compensation as a Director. Intentionally deleted

4.3           Automobile. Intentionally deleted.

4.4           Business Expenses; Memberships. The Employer specifically agrees to reimburse the Employee for (a) reasonable business (including travel) expenses incurred by the Employee in the performance of the Employee's duties hereunder, as approved from time to time by the Board, and (b) the dues and business related expenditures, including initiation fees, associated with membership in professional associations which are commensurate with the Employee's position; provided, however, that the Employee must, as a condition of reimbursement, submit verification of the nature and amount of such expenses in accordance with reimbursement policies from time to time adopted by the Employer and in sufficient detail to comply with rules and regulations promulgated by the Internal Revenue Service.

4.5           Vacation. On a non-cumulative basis the Employee will be entitled to vacation in each year of this Agreement in accordance with the Bank's vacation policy as then in effect, during which the Employee's Base Salary will be paid in full.

4.6           Benefits. In addition to the Base Salary and Incentive Compensation, the Employee will be entitled to such benefits as may be available from time to time for employees of the Employer. All such benefits will be awarded and administered in accordance with the Employer's standard policies and practices. Such benefits may include, by way of example only, health, dental, vision, profit-sharing plans, retirement, and disability insurance benefits and such other benefits as the Employer deems appropriate. In addition to the benefits described in this section 4.6, Employer shall provide to Employee at no cost to Employee, life insurance equal to the then current annual salary of Employee payable to a beneficiary or beneficiaries selected by Employee

12

4.7           Withholding. The Employer may deduct from each payment of compensation hereunder all amounts required to be deducted and withheld in accordance with applicable federal and state income, FICA and other withholding requirements.

4.8           Ownership of Information. All Company Information received or developed by the Employee while employed by the Employer will remain the sole and exclusive property of the Employer.

5.	COMPANY INFORMATION

5.1           Obligations of the Employee. The Employee agrees (a) to hold Company Information in strictest confidence, (b) not to use, duplicate, reproduce, distribute, disclose or otherwise disseminate Company Information or any physical embodiments thereof and (c) not to take or fail to take any action with respect to Confidential Information that would result in any Company Information losing its character or ceasing to qualify as Confidential Information or a Trade Secret. In the event that the Employee is required by law to disclose any Company Information, the Employee will not make such disclosure unless (and then only to the extent that) the Employee has been advised by the Company’s legal counsel that such disclosure is required by law and then only after prior written notice is given to the Employer when the Employee becomes aware that such disclosure has been requested and is required by law. This Section 5 will survive the termination of this Agreement with respect to Confidential Information for so long as it remains Confidential Information, but for no longer than three (3) years following termination of this Agreement, and this Section 5 will survive termination of this Agreement with respect to Trade Secrets for so long as is permitted by the then-current Maryland Trade Secrets Act.

5.2           Delivery upon Request or Termination. Upon request by the Employer, and in any event upon termination of employment with the Employer, the Employee will promptly deliver to the Employer all property belonging to the Employer, including without limitation, all Company Information then in the Employee's possession or control.

6.          NON-COMPETITION. The Employee agrees that during the Term hereunder and, in the event of the Employee's termination of employment for any reason, thereafter for a period equal to one (1) year, the Employee will not (except on behalf of or with the prior written consent of the Employer), within the Area, either directly or indirectly, on the Employee's own behalf or in the service or on behalf of others, as a principal, partner, officer, director, manager, supervisor, administrator, consultant, executive employee or in any other capacity which involves duties and responsibilities similar to those undertaken for the Employer, engage in any business which is the same as or essentially the same as the Business of the Employer.

13

7.          NON-SOLICITATION OF CUSTOMERS. The Employee agrees that during the Term hereunder and, in the event of the Employee's termination of employment for any reason, thereafter for a period equal to one (1) year, hereof, the Employee will not (except on behalf of or with the prior written consent of the Employer), within the Area, on the Employee's own behalf or in the service or on behalf of others, solicit, divert or appropriate or attempt to solicit, divert or appropriate, directly or by assisting others, any business from any of the Employer's customers, including actively sought prospective customers, with whom the Employee has or had material contact during the last two (2) years of the Employee's employment, for purposes of providing products or services that are competitive with those provided by the Employer.

8.          NON-SOLICITATION OF EMPLOYEES. The Employee agrees that during the Term hereunder and, in the event of the Employee's termination of employment for any reason, thereafter for a period equal (1) year the Employee will not, except for Employee’s Administrative Assistant, within the Area, on the Employee's own behalf or in the service or on behalf of others, solicit, recruit or hire away or attempt to solicit, recruit or hire away, directly or by assisting others, any employee of the Employer or its Affiliates, whether or not such employee is a full-time employee or a temporary employee of the Employer or its Affiliates and whether or not such employment is pursuant to written agreement and whether or not such employment is for a determined period or is at will.

9.          REMEDIES. The Employee agrees that the covenants contained in Sections 5 through 9 of this Agreement are of the essence of this Agreement; that each of the covenants is reasonable and necessary to protect the business, interests and properties of the Employer; and that irreparable loss and damage will be suffered by the Employer should the Employee breach any of the covenants. Therefore, the Employee agrees and consents that, in addition to all the remedies provided by law or in equity, the Employer will be entitled to a temporary restraining order and temporary and permanent injunctions to prevent a breach or contemplated breach of any of the covenants. The Employer and the Employee agree that all remedies available to the Employer or the Employee, as applicable, will be cumulative.

10.         SEVERABILITY. The parties agree that each of the provisions included in this Agreement is separate, distinct and severable from the other provisions of this Agreement and that the invalidity or unenforceability of any Agreement provision will not affect the validity or enforceability of any other provision of this Agreement. Further, if any provision of this Agreement is ruled invalid or unenforceable by a court of competent jurisdiction because of a conflict between the provision and any applicable law or public policy, the provision will be redrawn to make the provision consistent with and valid and enforceable under the law or public policy.

11.         NO SET-OFF BY THE EMPLOYEE. The existence of any claim, demand, action or cause of action by the Employee against the Employer, or any Affiliate of the Employer, whether predicated upon this Agreement or otherwise, will not constitute a defense to the enforcement by the Employer of any of its rights hereunder.

12.         NOTICE. All notices and other communications required or permitted under this Agreement will be in writing and, if mailed by prepaid first-class mail or certified mail, return receipt requested, will be deemed to have been received on the earlier of the date shown on the receipt or three (3) business days after the postmarked date thereof. In addition, notices hereunder may be delivered by hand, facsimile transmission or overnight courier, in which event the notice will be deemed effective when delivered or transmitted. All notices and other communications under this Agreement must be given to the parties hereto at the following addresses:

14

(i)	If to the Employer:

Howard Bank

Attn: Mary Ann Scully, President

6011 University Blvd Suite 370

Ellicott City, MD 21043

(ii)	If to the Employee:

George C. Coffman

5503 Phelps Luck Drive

Columbia, MD 21045

13.         ASSIGNMENT. Neither party hereto may assign or delegate this Agreement or any of its rights and obligations hereunder without the written consent of the other party hereto.

14.         WAIVER. A waiver by the Employer of any breach of this Agreement by the Employee will not be effective unless in writing, and no waiver will operate or be construed as a waiver of the same or another breach on a subsequent occasion.

15.         ARBITRATION. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, will be settled by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The decision of the arbitration panel will be final and binding on the parties, and judgment upon the award rendered by the arbitration panel may be entered by any court having jurisdiction thereof.

16.         ATTORNEYS' FEES. In the event that the parties have complied with this Agreement with respect to arbitration of disputes and litigation ensues between the parties concerning the enforcement of an arbitration award and the Employee must employ separate legal counsel, the Employer shall advance to the Employee, within thirty (30) days after receiving copies of invoices submitted by Employee, any and all reasonable attorneys' fees and expenses incurred with preparing, investigating and litigating such action, proceeding or suit. The Employee must reimburse the Employer for any and all advances that exceed the first $5,000 advanced to the Employee for such legal expenses only if and to the extent that a final decision by a court of competent jurisdiction has determined that the Employee is not entitled to receive any amounts due or to enforce any of the rights under this Agreement.

17.         APPLICABLE LAW. This Agreement will be construed and enforced under and in accordance with the laws of the State of Maryland. The parties agree that any appropriate state court located in Howard County, Maryland, will have jurisdiction of any case or controversy arising under or in connection with this Agreement and will be a proper forum in which to adjudicate such case or controversy. The parties consent to the jurisdiction of such courts.

15

18.         INTERPRETATION. Words importing the singular form shall include the plural and vice versa. The terms “herein”, “hereunder”, “hereby”, “hereto”, “hereof” and any similar terms refer to this Agreement. Any captions, titles or headings preceding the text of any article, section or subsection herein are solely for convenience of reference and will not constitute part of this Agreement or affect its meaning, construction or effect.

19.         ENTIRE AGREEMENT. This Agreement embodies the entire and final agreement of the parties on the subject matter stated in the Agreement. No amendment or modification of this Agreement will be valid or binding upon the Employer or the Employee unless made in writing and signed by both parties. All prior understandings and agreements relating to the subject matter of this Agreement are hereby expressly terminated.

20.         RIGHTS OF THIRD PARTIES. Nothing herein expressed is intended to or will be construed to confer upon or give to any person, firm or other entity, other than the parties hereto and their permitted assigns, any rights or remedies under or by reason of this Agreement.

21.         SURVIVAL. The obligations of the Employee pursuant to Sections 5, 6, 7, 8 and 9 will survive the termination of the employment of the Employee hereunder for the period designated under each of those respective sections.

22.         FORMATION OF HOLDING COMPANY. It is possible that during the Term of this Agreement that the Bank will reorganize into a holding company structure with the shareholders of the Bank becoming shareholders of the holding company and the Bank becoming a wholly owned subsidiary of the holding company (the “Reorganization”). In the event the Reorganization occurs, the Reorganization (i) shall not affect the executive positions and duties of the Employee with respect to the Bank, (ii) shall result in the Employee serving in such executive positions with the holding company that may exist that are comparable to the Employee’s executive positions with the Bank (based on best efforts of Employer to effect such result) with the understanding that the specific duties would likely differ based upon the nature of the holding company and (iii) will not constitute a Change of Control because the beneficial ownership and control of the holding company will remain the same as it was for the Bank.

[Signature Page Follows]

16

IN WITNESS WHEREOF, the Employer and the Employee have executed and delivered this Agreement as of the date first shown above.

Employer:

Howard Bank

By:
Name:
Title:

Employee:

George Coffman

17

Exhibit A

HOWARD BANK

JOB DESCRIPTION

JOB TITLE:	EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
FSLA:	EXEMPT
REPORTS TO:	PRESIDENT